384	Additional information Exhibit 7

Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2015	2014	2013	2012	2011
Earnings:
Income before taxes (restated) 1)	(514)	916	1,236	2,024	1,036
Add: Fixed charges included in earnings	1,643	1,542	1,746	2,151	2,148
(A) Total Earnings	1,129	2,458	2,981	4,175	3,185

Fixed charges:
Interest	412	371	355	519	491
Interest on fixed annuities, investment contracts and savings accounts	1,232	1,171	1,391	1,632	1,657
Sub-total fixed charges included in earnings	1,643	1,542	1,746	2,151	2,148

Dividend on preferred shares	-	-	24	59	59
Coupons on perpetual capital securities	148	171	194	230	237
Coupons on Non-Cumulative Subordinated Notes	38	32	28	30	-
(B) Total fixed charges	1,829	1,744	1,992	2,470	2,444

Ratio: (A) / (B)	0.6	1.4	1.5	1.7	1.3
Ratio excluding interest on fixed annuities, investment contracts and savings accounts	(0.2)	2.2	2.6	3.0	1.9

1)	Refer to Note 2.1.2 Voluntary changes in accounting policies of the consolidated financial statements of Aegon N.V. for details about these changes.

Supplemental Annual Report 2015